

March 24, 2023

Evan Sohn
Chief Executive Officer
Recruiter.com Group, Inc.
500 Seventh Avenue
New York, New York 10018

> **Re: Recruiter.com Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2023**
> **File No. 333-270611**

Dear Evan Sohn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 16, 2023

General

1. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

2. Please separately disclose the number of common stock and the number of common stock issuable upon the exercise of warrants that are being offered by the selling shareholders.

3. Please disclose that the company received a letter from NASDAQ notifying the company that the company does not meet the continued listing requirements and that it has until May 17, 2023 to regain compliance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeremy D. Siegfried, Esq.